Unilever PLC Voting Rights and Capital Update The following notification is made in accordance with the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rule 5.6.1. Unilever PLC’s issued share capital as at 28 February 2022 consisted of 2,629,243,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 62,976,145 were held as treasury shares and 3,644,035 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the “Unilever Group Shares”). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 28 February 2022, there were 2,562,623,592 shares with voting rights. The figure of 2,562,623,592 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.